Exhibit 99.1

BITFARMS LTD.

18 King Street East, Suite 902Toronto, ON M5C 1C4

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Bitfarms Ltd. (the “Corporation”) will be held virtually at the following web link: https://virtual-meetings.tsxtrust.com/1484 on May 24, 2023, at 10:00 a.m. (EST) for the following purposes, all as more particularly described in the enclosed management information circular (the “Circular”):

(a)	to receive the Corporation’s consolidated financial statements for the years ended December 31, 2022, and December 31, 2021, and the report of the auditors thereon;

(b)	to elect the directors of the Corporation for the ensuing year;

(c)	to appoint the auditors and to authorize the directors to fix their remuneration;

(d)	to consider and, if deemed advisable, pass a special resolution approving an amendment to the articles of the Corporation for the future consolidation of the Common Shares on the basis of one (1) post- consolidation Common Share for up to ten (10) pre-consolidation Common Shares, if, and at such time following the date of the Meeting, as may be determined by the board of directors of the Corporation in its sole discretion, as more particularly described in the Circular; and

(e)	to transact such further and other business as may be properly brought before the Meeting or any adjournment or postponement thereof.

The board of directors (the “Board”) has fixed April 4, 2023 as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only Shareholders whose names have been entered in the registers of the Corporation as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

Voting

We are inviting Shareholders to participate in the Meeting by accessing the virtual meeting platform at URL: https://virtual-meetings.tsxtrust.com/1484, Password: bitfarms2023 (case sensitive). Participants should join at least ten (10) minutes prior to the scheduled start time. Shareholders will have an equal opportunity to participate at the Meeting through this method regardless of their geographic location.

All Shareholders who do not wish to attend the Meeting virtually, or who prefer to vote in advance, are requested to complete, date and sign the enclosed form of proxy and return it in the envelope provided. To be effective, the enclosed form of proxy or voting instruction form must be deposited with TSX Trust Company by mail delivery at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 1S3, or by facsimile at (416) 595-9593. In order to be valid and acted upon at the Meeting, the duly completed form of proxy must be received prior to 10:00 a.m. (Toronto time) on May 19th, 2023 (the “Proxy Deadline”), or be deposited with the Secretary of the Corporation before the commencement of the Meeting or of any adjournment thereof. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

A “beneficial” or “non-registered” Shareholder will not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting.

If you are a non-registered holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

Shareholders are reminded to review the Circular before voting.

DATED this 4th day of April, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Nicolas Bonta”

Nicolas Bonta
Chairman of the Board of Directors